July 15, 2024

Jianfeng Wu
Co-Chief Financial Officer
Atour Lifestyle Holdings Limited
1st Floor, Wuzhong Building
618 Wuzhong Road
Minhang District, Shanghai, 201103
People's Republic of China

       Re: Atour Lifestyle Holdings Limited
           Form 20-F for the Fiscal Year Ending December 31, 2023
           Filed April 26, 2024
           File No. 001-40540
Dear Jianfeng Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction